UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of: July 2008
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                            2 Rechavam Ze'evi Street
                           Givat Shmuel 54017, Israel
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):___

         Attached hereto and incorporated by reference herein is the registrant's press release announcing a contract the registrant signed with T-Home, issued on July 29, 2008.

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 of the Company, registration number 333-149825, filed with the Securities and Exchange Commission on March 20, 2008.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CLICKSOFTWARE TECHNOLOGIES LTD.
                                          (Registrant)


                                          By: /s/ Shmuel Arvatz
                                             -----------------------------------

                                            Name:   Shmuel Arvatz
                                            Title:  Executive Vice President and
                                                    Chief Financial Officer


Date: July 29, 2008

Contacts:  Joanna Giannotti                                  Adam J. Rosen
           ClickSoftware, Inc.                               (646) 536-3865
           781-272-5903 x2235                                arosen@rkequity.com
           joanna.giannotti@clicksoftware.com


 ClickSoftware Extends Major Contract for Mobile Workforce Management in Germany

       A multi-million dollar contract to purchase ClickSchedule licenses reaffirming commitment to ClickSoftware products


BURLINGTON, Mass., July 29th, 2008 -- ClickSoftware Technologies Ltd., (NasdaqCM: CKSW) the leading provider of mobile workforce management and service optimization solutions, today announced that it has signed a major contract with T-Home, the residential broadband service subsidiary of Deutsche Telekom AG, for licenses to continue to use its ClickSchedule product. The contract will be used to automate the scheduling and route optimization for more than 25,000 field resources, one of the largest single-company workforces in the world.

"We are delighted to continue to work with ClickSoftware," said Mr. Georg Bickert, Vice President IT-Projects Fulfillment Assurance, T-Home. "Over the past few years, the ClickSchedule solution has allowed us to allocate work to our mobile workforce more effectively and therefore supported us both in improving customer service and realizing operating efficiencies."

T-Home's schedule management challenges are immense. Tens of thousands of calls from its 80 million subscribers in Germany go to its call center every day. More than 25,000 technicians work in two groups across the country. One group focuses on service installation, maintenance and repair, while the other group focuses on the network infrastructure: lines, utility poles, switches, etc. Countless variables affect job scheduling.

The software automates scheduling by considering myriad variables such as technician skill, location, proximity to other jobs, etc. as well as real-time events in the field like unscheduled emergencies or jobs that take longer than expected. Factoring such information enables ClickSchedule to send the right technician to the right job, ensuring efficient work completion and increasing customer satisfaction.

T-Home uses ClickSchedule's street-level routing (SLR) capabilities to provide technicians the most efficient route to take between jobs, enabling more "wrench" time as opposed to time on the road.

"Successful telecommunications providers must deliver customer service that subscribers can count on," said ClickSoftware Chief Operating Officer Hannan Carmeli. "There aren't many companies around the world which face the challenge of managing such a vast mobile workforce, and there aren't many solution providers which can rise to the task of supporting such. T-Home and ClickSoftware teamed up and have proved that no undertaking is too big for the two companies."

T-Home is also using ClickSchedule to optimize scheduling for long-term infrastructure projects to ensure the right amount of technicians will be on hand to complete the tasks. This type of planning helps T-Home maximize efficiency and reduce costs of delaying crucial projects or hiring outside contractors.

"Having worked together for more than 5 years, the existing contract between T-Home and ClickSoftware was nearing its end. The new contract for repeat license orders reflects the desire of both sides to continue their long term relationship," added Carmeli.

About  ClickSoftware
ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry-leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision making, incorporating scheduling, mobility and location-based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization.

The company is headquartered in Burlington, Mass. and Israel, with offices in Europe, and Asia Pacific. For more information about ClickSoftware, please call
(781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20F for the year ended December 31, 2007 and in subsequent filings with the Securities and Exchange Commission. Clicksoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.